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John P. Falco

direct dial: 215.981.4659

fax: 215.981.4750

falcoj@pepperlaw.com

December 6, 2018

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Mr. John Grzeskiewicz

Re:	FundVantage Trust Post-Effective Amendment No. 200 to Registration Statement on Form N-1A 1940 Act File No. 811-22027 1933 Act File No. 333-141120 Request for Selective Review

Dear Mr. Grzeskiewicz:

This letter is being submitted on behalf of FundVantage Trust (the “Registrant”) in connection with Post-Effective Amendment No. 200 (the “Amendment”) Act to the Registrant’s Registration Statement on Form N-1A filed on November 16, 2018 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”) (the “Registration Statement”). This Amendment relates to Gotham ESG Large Value Fund, a new series of the Registrant (the “Fund”). The purpose of this letter is to request a selective review of the Amendment because the Fund’s objectives, strategies, and policies are substantially the same as those of an existing series of the Registrant – the Gotham Large Value Fund – except that the Fund’s strategy includes a screen for environmental, socially responsible and governance (“ESG”) criteria.

On this basis, we hereby request, on behalf of the Registrant and in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that the Amendment receive selective review from the Commission and its Staff of the changes contained therein. The Amendment relates to the Fund, which (1) employs investment objectives, policies and techniques that are similar to recent prior offering by another fund offered by the Registrant (the Gotham Large Value Fund), and (2) contains disclosure that is not substantially different than the disclosure contained in prior filings for the Gotham Large Value Fund, with the exception of new disclosure regarding the implementation of an ESG screen for the Fund.

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Selective review would serve to expedite the review process for the Registrant and use the Staff’s time and resources more effectively. Consistent with IM Guidance Update No. 2016-06 (Mutual Fund Fee Structures), the Registrant states the following:

•	The disclosure set forth in the Amendment, other than the changes noted below, has been reviewed by the Staff in other contexts;
•	The disclosure set forth in the Amendment has been reviewed by the Staff in connection with the following post-effective amendments with respect to the Gotham Large Value Fund: (a) Post-Effective Amendment No. 123 (“Amendment No. 123”) to the Registration Statement filed pursuant to Rule 485(a) of the Securities Act on September 17, 2015 (Accession No. 0001104659-15-065781), which was filed to initially register the Gotham Large Value Fund, and (b) Post-Effective Amendment No. 124 (“Amendment No. 124”, and with Amendment No. 123, the “Precedent Amendments”) to the Registration Statement filed pursuant to Rule 485(b) of the Securities Act under the 1933 Act on December 1, 2015 (0001104659-15-082211), which was filed to address the Staff’s comments to Amendment No. 123;
•	The disclosure contained in the Amendment is substantially identical in all material respects to the disclosure contained in the Precedent Amendments with the exception of the additional disclosure regarding the ESG screen including (a) an investment policy to invest at least 80% of the Fund’s net assets in the securities of large capitalization companies that meet the Fund’s ESG criteria, and (b) risks associated with implementing an ESG investment strategy.
•	The changes in the Amendment that could be considered material are limited to those noted above; and
•	The Registrant believes that no other area of the Amendment warrants particular attention.

If you have any questions or comments regarding Amendment, please do not hesitate to call me at 215.981.4659 or John M. Ford at 215.981.4009.

Very truly yours,
/s/ John P. Falco
John P. Falco
cc:	Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.